

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2021

Stephen Fitzpatrick
Chief Executive Officer
Vertical Aerospace Ltd.
140-142 Kensington Church Street
London, W8 4BN
United Kingdom

      Re: Vertical Aerospace Ltd.
           Amendment No. 3 to Registration Statement on Form F-4
           Filed October 8, 2021
           File No. 333-257785

Dear Mr. Fitzpatrick:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2021 letter.

Amendment No. 3 to Registration Statement on Form F-4 filed October 8, 2021

Questions and Answers about the Proposed Transactions
Q. What are the possible sources and the extent of dilution that Broadstone's shareholders..., page 24

1.   It appears to us that the total shares in the "assuming maximum redemption" column of your table should read 193,833,409. Please revise your disclosure accordingly.

Notes to the Unaudited Pro Forma Combined Financial Statements
Note 4 - Net Loss per Share, page 178

2. Please revise your disclosure to address the reason that the shares to be received by the Vertical Option Holders have been excluded from calculation of pro forma EPS. Additionally, please revise your footnote to quantify any outstanding options or warrants that have been excluded from the calculations of pro forma diluted loss per share amounts because they are anti-dilutive.

Vertical's Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 229

3. Please quantify and more fully discuss Vertical's current and long-term liquidity requirements and priorities, including potential changes in those priorities based on the impact of changes in the amount of cash available to the post-combination entity due to the amount of cash redemptions.

You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Robbie McLaren, Esq.